Independent Director of Yucheng Technologies Passes Away

BEIJING, July 29, 2011 /PRNewswire-Asia-FirstCall/ -- Yucheng Technologies Limited (NASDAQ: YTEC) today regrettably announced that Mr. Zhenwei Ni, an independent director of the company and a member of the Audit Committee, Nominating Committee, and Compensation Committee, passed away on July 25, 2011.

The board of the directors and the company would like to convey their condolence to the family of Mr. Ni and express their sincere appreciation to Mr. Ni for his past services and contributions to the company.

Following the pass away of Mr. Ni, the company has six directors on the board including four independent directors.

About Yucheng Technologies Limited
Yucheng Technologies Limited (NASDAQ: YTEC) is a leading IT service provider to the Chinese banking industry.  Headquartered in Beijing, China, Yucheng has approximately 2,200 employees and has established an extensive network for serving its banking clients nationwide, with subsidiaries and representative offices in 23 cities.  Yucheng provides a comprehensive suite of IT solutions and services to Chinese banks including: (i) Channel Solutions, such as web banking and call centers; (ii) Business Solutions, such as core banking systems, foreign exchange and treasury management; and (iii) Management Solutions, such as risk analytics and business intelligence.

For Further Information
Steve Dai
+86 10 5913 7889
+86 10 5913 7700
investors@yuchengtech.com